FORM 51-102F3
MATERIAL CHANGE REPORT

1.    Name and Address of Company
Ballard Power Systems Inc. (“Ballard” or the “Company”)
9000 Glenlyon Parkway
Burnaby, British Columbia
V5J 5J8
2.     Date of Material Change
March 29, 2021
3.     News Release
The news release was disseminated on March 10, 2021 through Canada Newswire.
4.     Summary of Material Change
The Company announced the appointment of Mr. Paul Dobson as Senior Vice President and Chief Financial Officer, effective March 29, 2021, following the resignation of Mr. Tony Guglielmin.
5.1     Full Description of Material Change
The Company announced the appointment of Mr. Paul Dobson as Senior Vice President and Chief Financial Officer, effective March 29, 2021. Mr. Dobson will replace Mr. Guglielmin, who is retiring after serving as the Company's Chief Financial Officer since 2010.
Mr. Guglielmin will continue to serve as an employee of the Company in an advisory role until May 31, 2021 to support the Chief Financial Officer transition process.
5.2     Disclosure for Restructuring Transactions
Not applicable.
6.     Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
7.     Omitted Information
Not applicable.
8.     Executive Officer
Kerry Hillier, Corporate Secretary
Telephone: (604) 454-0900
kerry.hillier@ballard.com
9.     Date of Report
March 31, 2021.